

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Pascal Desroches
Chief Executive Officer and Chief Financial Officer
Magallanes, Inc.
One AT&T Plaza
208 South Akard Street
Dallas, TX 75202

> **Re: Magallanes, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed March 15, 2022**
> **File No. 000-56394**

Dear Mr. Desroches:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Amendment No. 1 to Form 10-12G

Summary

Summary Historical Combined Financial Information of the WarnerMedia Business, page 48

1.   Please revise the amount presented for operating income for the year ended December 31, 2021 so that it is consistent with the amount presented in your audited combined statements of operations on page F-3.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology